4/27

06012949

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Countryside Power Income Fund

*CURRENT ADDRESS 495 Richmond Street
Suite 920
London, Ontario
N6A 5A9 Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

FILE NO. 82- 34969

FISCAL YEAR 12/31/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/1/06

82-34969

COUNTRYSIDE
POWER INCOME FUND

AR/S
12-31-04

Delivering | STABLE FINANCIAL POWER

04



Highlights

CORNERSTONES OF STRENGTH TODAY

...term agreements

...iversified portfolio of assets

...structure

...servative capital structure

DISCIPLINED INVESTMENT CRITERIA FOR TOMORROW

Strong Asset Quality

...t Competitiveness

...table Cash Flows

...gh Quality Customers

...ancially Sound

YTD Distributions & Distributable Cash



12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
$
Distributable Cash
Distributions

Revenue Breakdown



42%
58%
Utility Infrastructure
Renewable Energy

2004

ACHIEVEMENTS IN 2004

HIGHLIGHTS



YTD Revenues & Net Income
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
$
Revenues
Net Income



2004 PROFILE

Countryside Power Income Fund (the "Fund") was established through an initial public offering on April 8, 2004 to deliver stable monthly cash distributions to investors. The Fund achieves this objective by investing in a diversified portfolio of power assets. Its existing investments are in utility infrastructure, with two district energy systems in Canada, and renewable power, with 22 biogas-fuelled projects in the United States.

Countryside's solid pillars provide a strong foundation for cash flow sustainability. Its disciplined investment approach supports further growth.

Through mainly long-term revenue and fuel supply agreements with investment grade customers, the Fund generates reliable and predictable cash flow from its asset base while providing investors with an opportunity for growth in distributions through internal expansion and new investments. The management team is actively seeking new investments to further diversify its portfolio of assets and profitably grow the Fund.

The Fund's management team is experienced in power plant and utility development, operations and financing. A board of three independent trustees have primary responsibility for oversight of the Fund. The Fund's corporate governance practices are compliant with each of the TSX's 14 Guidelines for Corporate Governance.

The Fund is headquartered in London, Ontario and its units trade on the Toronto Stock Exchange under the symbol COU.UN.

able of CONTENTS



CHAIRMAN

> *Countryside Power Income Fund has delivered on its commitment to provide stable monthly distributions to unitholders.*





Message

ON BEHALF OF THE BOARD OF TRUSTEES, I AM PLEASED TO REPORT THAT SINCE ITS INITIAL PUBLIC OFFERING ON APRIL 8, 2004, COUNTRYSIDE POWER INCOME FUND HAS DELIVERED ON ITS COMMITMENT TO PROVIDE STABLE MONTHLY DISTRIBUTIONS TO UNITHOLDERS. THE FUND WAS DESIGNED TO WITHSTAND CYCLES AND FLUCTUATIONS IN THE INDUSTRY AND THE ECONOMY. THE SOLIDITY OF THAT STRUCTURE WAS BORNE OUT: AS EXPECTED WE MET OUR KEY PERFORMANCE TARGETS FOR FISCAL 2004.

The board's stewardship includes overseeing the ·rategy and management of the Fund to maximize the value of our assets, manage risk and grow distributions over the long term. As Chairman, I am firmly committed to ensuring the Fund continues to be managed for the long-term benefit of all its stakeholders.

We know we have to earn the trust of investors through integrity and maintain their confidence through transparency. Sound corporate governance is essential to our success. Countryside's policies and procedures strictly adhere to the legal and regulatory requirements in place today, and we are committed to updating our practices to stay current with new developments. We are fully compliant with the Toronto Stock Exchange's guidelines on corporate governance and expect to meet the requirements of the new set of expanded guidelines proposed by the Canadian Securities Administrators.

We are pleased to have experienced management and operations teams running the business. Countryside's executives have strong backgrounds in the industry, and the senior operating managers each have approximately 15 years of experience managing these assets. I am confident we have the right people with the right plan to succeed.

Countryside is well positioned to deliver on its objective of paying regular cash distributions to unitholders, and to grow by expanding its portfolio of renewable power and utility infrastructure assets. We look forward to reporting on our progress next year.

Sincerely,

V. James Sardo
Chairman of the Board



CEO

> *Countryside Power Income Fund completed its first year with a track record of consistent distributions, solid operational performance and on-target financial results.*

> ACHIEVEMENTS IN 2004

Countryside raised approximately $149 million in a successful IPO, and we were gratified by the support of the investment community in our strategy, our team and our potential. We have a strong foundation that ensures cash flow sustainability and a disciplined investment approach that supports further growth.

We began to execute our organic growth strategy in the utility infrastructure investment during the year. We secured a major new customer for the PEI System, adding another government-funded building in Charlottetown to our system, and undertook an efficiency improvement program at the London System. The two projects are expected to provide additional cash flow in 2005.

Our financial results were generally in line with expectations. Financial results cover the period from the Fund's incorporation on February 16, 2004, but reflect the fact that operations began with the launch of the publicly traded units on April 8, 2004. Our year to date results exclude our peak period, which is the winter season, when demand for heating at our district energy systems is at its highest. The Fund generated revenue of $21.1 million for the 267-day operational period from April 8, 2004 to December 31, 2004, and net income for the period was $7.6 million or $0.51 per unit. We delivered cash distributions each month since our IPO as expected. From February 16 to December 31, 2004, we earned distributable cash* of $11.08 million, compared to the $11.16 million we paid in distributions to unitholders.

* Non-GAAP Measures

EBITDA and distributable cash are non-GAAP financial measures, but management believes they are useful in measuring the Fund's performance. Readers are cautioned that these measures should not be construed as alternatives to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Fund's performance or as a measure of the Fund's liquidity and cash flow. The Fund's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Fund's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Report to Unitholders

COUNTRYSIDE POWER INCOME FUND COMPLETED ITS FIRST YEAR WITH A TRACK RECORD OF CONSISTENT DISTRIBUTIONS, SOLID OPERATIONAL PERFORMANCE AND KEY FINANCIAL RESULTS ON TARGET.

THE FUND WAS FORMED THROUGH AN INITIAL PUBLIC OFFERING (IPO) ON APRIL 8, 2004 TO DELIVER STABLE MONTHLY CASH DISTRIBUTIONS TO UNITHOLDERS BY INVESTING IN HIGH QUALITY POWER AND UTILITY INFRASTRUCTURE ASSETS. I'M PLEASED TO REPORT THAT WE HAVE DELIVERED ON THAT COMMITMENT.

QUALITY ASSETS ENSURE STABILITY

Our philosophy is to invest in high quality assets with proven cash flows and reliable operational performance.

Our investment in utility infrastructure, which consists of two district energy systems, demonstrates this strategy. The PEI System and the London System combined serve approximately 170 customers, with most revenue coming from government or goverment-funded organizations. The systems have a long history of stability and reliability combined with modest growth. They have long-term agreements with both customers and fuel suppliers, and solid operations management with 50 years of combined experience.

Countryside also has an investment in the priority cash flow of 19 renewable power and three renewable energy projects in the U.S. These projects generate 51 megawatts of power from biogas through a geographically diversified asset base. Like our district energy systems, they have long-term power sales and fuel supply agreements, and are expected to deliver a stable and predictable source of cash flow. Our investment is in the form of a senior secured loan, on which we receive monthly payments of interest and principal, which gives us a priority claim on all underlying assets and cash flow. We also gain upside participation through a royalty interest in the projects, which are indirectly owned and operated by U.S. Energy Biogas Corp.



> CORNERSTONES OF OUR STRENGTH TODAY

Countryside has four cornerstones that form the foundation of our strength. These key elements ensure the Fund is resilient to external factors and can prosper through varying industry conditions and economic cycles.

Long-term agreements ensure revenue stability and mitigate fuel price risk

Both the renewable power projects and the district energy systems have long-term revenue and fuel supply agreements with creditworthy customers or suppliers. The revenue agreements have a weighted average of 12 years remaining. In addition, the district energy systems pass through the majority of fuel cost price changes to customers. The renewable power projects acquire their fuel under long-term supply agreements at low fixed cost, so the business is not generally affected by market price changes of natural gas or oil.

Diversified portfolio of assets increases operating stability

Our investments are diversified by geography, fuel source and energy asset type. In addition, customers for both the district energy systems and the renewable power projects are broadly based, reducing reliance on any one customer.

Fund structure mitigates foreign exchange risk and secures priority on cash flow

The Fund's investment in the renewable power projects is in the form of a secured loan, which pays a fixed coupon and provides the Fund with a priority claim on cash flow. It also protects Countryside from foreign exchange risk because the loan is denominated in Canadian dollars.

Conservative capital structure reduces interest rate and debt repayment risk

With low leverage and a three-year interest rate hedge in place, the Fund is well protected from the effects of short-term interest rate changes or refinancing risk.





> OUTLOOK

Countryside Power Income Fund's primary objective is to deliver consistent distributions to its unitholders. With a strong foundation and a disciplined approach to new investments, we are comfortable with our current rate of distributions as we begin 2005.

We bolstered our foundations in 2004 with internal growth in our utility infrastructure investments, and expect to build on that progress in the year ahead. The management team is actively reviewing opportunities for further growth.

We are committed to growing the Fund through accretive investments. As we demonstrate in the pages ahead, we have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there is growing support for renewable power generation from both government and industry in light of Canada's obligations under the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure from a financial and operational standpoint, with a view to increasing unitholder value and growing distributions. Our focus is not just to make an investment; it is to make the right investment for our unitholders.

> ACKNOWLEDGEMENTS

Countryside's success is driven by the support of our key stakeholders. I would like to thank all our employees for their hard work and commitment to operational excellence during the year. Your consistent effort forms the base of our confidence in the future. To our customers, we extend our gratitude for their long-term support and look forward to serving them again in 2005. I thank our trustees for their vigilance, guidance and valued counsel on the Fund's strategy and governance.

And above all, to our unitholders - we appreciate the confidence you have placed in us and will endeavour to earn your continued support in the year ahead.

Sincerely,

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.



> DISCIPLINED INVESTMENT CRITERIA

Countryside Power Income Fund has a disciplined investment strategy based on the following criteria:

Strong Asset Quality
Must have long and useful operating lives with proven technology and operating performance

Cost Competitiveness
Must be low-cost and competitive with other producers

Stable Cash Flows
Must have long-term sale and fuel supply agreements or other characteristics that can provide predictable cash flow margins

High Quality Customers
Must have creditworthy or financially stable customers

Financially Sound
Must have a solid capital structure with strong working capital and reserves

> COUNTRYSIDE'S UTILITY INFRASTRUCTURE INVESTMENTS

With the proceeds of the initial public offering in April of 2004, Countryside Power Income Fund acquired 100 per cent of two district energy systems with a long and stable history. The operating management has been in place for at least 15 years and has strong track records of operational excellence at both systems.

> PEI DISTRICT ENERGY SYSTEM

Countryside's PEI System has 63 megawatts of thermal capacity and produces hot water and steam for 128 customer buildings in Charlottetown, Prince Edward Island. It uses municipal waste and low-cost wood as its primary fuels, making it a low-cost producer of thermal energy. It has a stable and growing customer base, and eight of its top-ten customers are government or government-funded. The PEI System has long-term contracts with its major customers that provide for pass-through of changes in fuel costs, which protects its cash flow from changes in fuel prices.

> LONDON DISTRICT ENERGY SYSTEM

The London System produces both heat and power in a cogeneration facility with 59 megawatts of thermal capacity. It generates steam and chilled water for 59 customer buildings in London, Ontario. In addition, it produces electricity for sale to London Hydro. Like the PEI System, it has long-term agreements that allow it to pass through fuel cost changes to customers. Its solid customer base also includes a significant number of government or government-funded customers.

Asset Overview

> UTILITY INFRASTRUCTURE

District energy systems provide thermal energy (steam or hot water) for heating customer buildings and chilled water for cooling them. A central production plant supplies its customers through an underground network of distribution pipes.

District energy systems are utility-based assets and form a permanent part of urban infrastructure. They are considered low-risk assets and a reliable source of steady cash flow. The systems traditionally have a diverse base of longstanding customers and high customer retention. Barriers to entry for competitive suppliers are typically high, which provides added stability. These systems are able to use low cost fuels such as wood waste or municipal waste and combined heat and power technology to generate energy for their customers at high efficiency and low cost. As commercial development increases in urban areas, district energy systems have opportunities to add new customers, which generate additional revenues and increase cash flow.

> INVESTMENT IN DISTRICT ENERGY SYSTEMS MEETS OUR CRITERIA

Quality

Stable Cash Flows

High Quality Customers

Competitiveness

Financially Sound




MWh
Production on Target
300,000
250,000
200,000
150,000
100,000
50,000
0
Year
01
02
03
04
London System
PEI System



> COUNTRYSIDE'S RENEWABLE POWER INVESTMENTS

Countryside has a long-term and priority investment in renewable power in the form of a secured loan, which pays predictable cash every month. The Fund's loan to U.S. Energy Biogas Corp. (USEB), which indirectly owns and operates 22 renewable power and energy projects, is secured by all assets of the USEB project portfolio, including large liquid reserves. The Fund also participates in cash flow growth through a convertible royalty interest.

The portfolio of projects has a demonstrated history of power production and an experienced operating team. Located mainly in the Midwest and Northeastern U.S., the 22 projects have a combined power generation of 51 megawatts and are fueled by Biogas. Fully 89 per cent of the portfolio's revenue comes from long-term agreements with investment grade customers. The portfolio delivers healthy margins due to premium power rates combined with low-cost fuel. The premium power pricing comes from the use of renewable fuel for the power production, which qualifies for federal and/or state incentives that provide additional cash flow.

> RENEWABLE POWER

Renewable power generation typically produces electricity from energy sources such as wind, hydro, biogas and biomass. These types of projects have been in operation for a number of years in North America.

Renewable power has a number of advantages. It is typically produced by conventional power generation technology that is proven and highly reliable. In addition, renewable fuel sources are generally cleaner and lower cost than conventional fuels like natural gas or oil, which makes them particularly attractive alternatives for power generation.

Renewable power generation has the added advantage of being supported by government. Federal, provincial and state governments on both sides of the border have legislation, regulation or incentives to promote renewable power. For instance, the U.S. federal government recently enacted legislation that extends production tax credits for energy produced by green fuels such as wind, biomass and biogas.

The green power produced from renewable sources typically sells at a premium price over other energy sources due in large part to its environmental benefits.

INVESTMENT IN RENEWABLE POWER MEETS OUR CRITERIA

Asset Quality

[illegible]

Cost Competitiveness

[illegible]

Stable Cash Flows

The Fund's investment in the form of a secured loan gives it a priority claim on underlying cash flows. The loan is denominated in Canadian dollars, which provides protection from U.S. dollar exchange risk.

High Quality Customers

Long-term sales are mainly to large investment grade U.S. utilities, including [illegible] and Dominion Resources.

Financially Sound

The project portfolio has working capital and significant liquid reserves of more than $[illegible] million.





> MANDATE OF THE BOARD OF TRUSTEES

To serve the interests of all unitholders, Countryside has a board of three trustees, all of whom are independent of management and unrelated as defined by the Toronto Stock Exchange guidelines. Countryside's trustees are V. James Sardo, James R. Anderson and Rudy G. Riedl.

The board oversees the strategic planning of the Fund, approves the goals of the business and the strategies and policies within which it is managed, ensures appropriate risk management measures, oversees communications and disclosure and evaluates management's performance.

> BOARD COMMITTEES

Rudy G. Riedl

Mr. Riedl is President of R.G. Riedl Consulting Inc., an energy advisory services company that he established in 2001. He is a past President of Enbridge Consumers Gas, a role he held from 1997 to 2001, following his service in a number of other senior positions with the company. Mr. Riedl is currently a trustee of Union Waterheater Income Trust, a director of Macquarie Canadian Infrastructure Management Limited and a member of the Advisory Board of MacViro Consulting. Mr. Riedl is Vice Chair of the Board of Directors of the Technical Standards and Safety Authority.

Corporate Governance

Countryside Power Income Fund is committed to the highest standards of integrity, disclosure and governance. The Fund's corporate governance practices are compliant with the Toronto Stock Exchange's 14 Guidelines for Corporate Governance. In addition, Countryside has undertaken a comprehensive project to ensure it meets the full certification requirements mandated by Multilateral Instrument 52 - 109 - Certification of Disclosure in Issuer's Annual and Interim Filings. Countryside expects to be in full compliance with the first phase of this project as required by the end of fiscal 2005. The scope of the project also includes anticipated future requirements.

DISTRIBUTION POLICY

James R. Anderson

Mr. Anderson is currently Executive Vice President and Chief Financial Officer at Denison Mines Inc.. Previously Mr. Anderson was Managing Director of Exel Energy Group Inc. and Senior Vice President and Chief Financial Officer of Rogers Cable Inc.. Mr. Anderson served in several executive positions at Union Gas Limited and Westcoast Energy Inc. from 1981 to 2000 and also worked in the accounting practice of Clarkson Gordon (now Ernst & Young LLP) for over ten years, from 1970 to1981. He has served on the boards of Union Gas Limited and Centra Gas (Manitoba) Inc. He is a Chartered Accountant.

V. James Sardo

Mr. Sardo is a director and interim President and CEO of Royal Group Technologies Limited, a plastics building material company. He is a trustee of Union Waterheater Income Trust and Trustee of Custom Direct Income Fund. He was President, Canadian Operations of Moore Corporation Limited, a business forms and communications company, from 1999 to 2001 and President and Chief Executive Officer of SMK Speedy International Inc., an international automotive repair company, from 1997 to 2001. Mr. Sardo is also a member of the Institute of Corporate Directors.

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the audited financial statements and notes thereto prepared as of December 31, 2004 for the period from the Fund's commencement of operations on February 16, 2004 to December 31, 2004.

This MD&A provides information for the period from February 16, 2004 to December 31, 2004 and for the three months ended December 31, 2004, up to and including March 21, 2005.

MANAGEMENT'S

Discussion and Analysis

For the period from February 16, 2004 to December 31, 2004

(in thousands of Canadian dollars except per trust unit amounts, unless otherwise stated)

Forward-looking information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time-to-time in the Fund's prospectus filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

INITIAL PUBLIC OFFERING

The Fund is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The Declaration of Trust was amended and restated on April 8, 2004, the closing date of the initial public offering ("Initial Offering") of Trust Units of the Fund. The Trust Units of the Fund are traded on the Toronto Stock Exchange under the symbol "COU.UN".

The Fund completed its Initial Offering of 14,905,366 Trust Units on April 8, 2004 for net proceeds of $136,350.

The Fund was established to invest indirectly in 22 renewable power and energy (the "Renewable Projects") and two district energy systems (the "District Energy Systems"). The Fund's indirect investments consist of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB") and the ownership of the District Energy Systems. USEB, a company unrelated to the Fund, and owned by U.S. Energy Systems, Inc. ("USEY") and Cinergy Energy Solutions, Inc. ("Cinergy"), an indirect subsidiary of Cinergy Corp., owns 100% of the Renewable Projects located outside of Illinois and 50% of those located in Illinois.

The Renewable Projects, located in the United States, currently have approximately 51MW of electric generation capacity and sold approximately 700,000 MMBtus of boiler fuel in 2003. USEB has its own management and operations staff. Administration and operations oversight of the Renewable Projects are currently performed by USEY and a subsidiary of Cinergy, respectively.

The District Energy Systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, green energy projects and district energy systems.

Financial Statements presented in this Annual Report

Since the Fund commenced operations on April 8, 2004, there are no 2003 financial statements for the Fund that can be used on a comprehensive basis for comparing the current period operating results with prior periods. However, as a management group, we have experience operating the District Energy Systems prior to the Initial Offering, and as such the MD&A will compare the reported period's operating results for both the 267-day period from the commencement of operations on April 8, 2004 to December 31, 2004 and the three-month period ended December 31, 2004 with our expectations for the District Energy Systems that were incorporated in the Financial Forecast of the Fund (the "Financial Forecast") included in the Fund's Prospectus related to the Initial Offering (the "Prospectus"). The Financial Forecast presented in the Prospectus is shown on a full year basis for the year ending December 31, 2004, however, the Financial Forecast comparisons to actual results reflected in this MD&A are based on the assumptions made by management for the comparable period that were incorporated into the full year Financial Forecast. We also will provide a comparison of the operating results of the District Energy Systems for the 267-day period ended December 31, 2004 with the 275-day period ended December 31, 2003.

Given the significance of the loan payments received, and in order to provide Unitholders with the necessary information to assess the underlying performance of the Fund's investments, the financial statements of USEB Operating Assets (as defined in the Fund's prospectus dated March 29, 2004) are being filed with Canadian securities regulators concurrently with the filing of the Fund's financial statements at each quarterly and annual reporting period. However, the financial statements of USEB are not certified by the officers of Countryside U.S. Power Inc., nor does management or the board of trustees of the Fund provide any representations as to their accuracy or completeness. USEB's financial statements of the USEB Operating Assets for the nine months ended December 31, 2004, and the MD&A for such financial results, are included with the Fund's filing for informational purposes only.

OPERATING RESULTS

Consolidated Financial Results of the Fund for the Period from February 16, 2004 to December 31, 2004 (except as noted otherwise)

The operations of the Fund commenced with the completion of the Initial Offering and the Fund's investments in USEB and the acquisition of the District Energy Systems on April 8, 2004. Prior to April 8, 2004, the Fund was essentially dormant. The following discussion summarizes the activity of the Fund since April 8, 2004.

Key results for the 267-day period ended December 31, 2004, discussed below, were on target with management's expectations for the period, as incorporated in the preparation of the Financial Forecast.

RESULTS OF CONSOLIDATED FUND

Revenues

Consolidated revenue for the Fund was $21,135 for the 267-day period ended December 31, 2004 and $7,878 for the three-month period then ended.

Operating Expenses

Operating expenses were $11,814 for the 267-day period ended December 31, 2004 and $4,754 for the three-month period then ended.

Net Income

Net income was $7,565 for the 267-day period ended December 31, 2004 and $2,160 for the three-month period then ended.

Financial Performance

District Energy: District Energy System operations are seasonal, with a majority of sales and earnings occurring during the winter heating season and with lower earnings during spring and fall when less heating and cooling is required by customers. The financial performance of the District Energy operations for the 267-day period ended December 31, 2004 were slightly above management's expectations in the Financial Forecast.

USEB Loan: The terms of the USEB loan agreements require that USEB maintain a minimum Fixed Charge Coverage Ratio ("FCCR"), as defined in the loan agreements, of 1.10 to 1 in 2004, 1.15 to 1 for 2005 and 1.25 to 1 thereafter. In the 267-day period ended December 31, 2004, USEB was in compliance with the FCCR covenant, with a FCCR of 1.16:1. USEB also was required to establish various restricted reserve accounts upon origination of the loan and to fund two of those reserves on an ongoing basis from available cash flow. USEB's 10 Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). On December, 31, 2004, the total investment value of the ICC Reimbursement Account was U.S. $23,435. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to secure repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis from available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy deposits but before growth capital expenditures and dividends (including the convertible royalty interest). On December 31, 2004, the DSR had an investment value of U.S. $2,011. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Including a construction reserve account at the USEB level in the amount of U.S. $4,000, there were liquid reserves in excess of U.S. $29,600 that secured the repayment of the USEB loan to the Fund as of December 31, 2004. In addition, the Fund's investment is secured by all of USEB's assets and energy sales contracts.

DISTRIBUTIONS DECLARED TO UNITHOLDERS

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. As the Fund distributes substantially all of its cash on an on-going basis, management believes that Distributable Cash is an important measure in evaluating the performance of the Fund.

Net income for the 267-day period	**$**	**7,565**
Add:		
Receipt of principal on USEB Loans		1,211
Depreciation and amortization		1,986
Future income tax recovery		506
Unrealized loss on interest rate swap		60
Deduct:		
Purchases of capital assets for regular operations		(253)
Distributable cash for the 267-day period	**$**	**11,075**
Distributions declared for the 267-day period	**$**	**11,161**
Distributions declared per trust unit for the 267-day period	**$**	**0.7488**

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. Distributions began with the first cash payment on May 31, 2004 of $0.0655 (prorated for 22 days in April). Subsequent distributions declared up to and including January 20, 2005 have been $0.0854 per month, except for the distribution December 20, 2005, which was $0.0855 to make up for rounding differences. Distributable cash generated by the Fund from operations in the period approximates distributions declared by the Fund.

The composition of distributions paid by the Fund for 2004 was approximately 71% return on capital and 29% return of capital.

Selected Information as at December 31, 2004

		267-Day Period Ended December 31, 2004
Total assets	$	166,117
Total long-term financial liabilities	$	30,177
Cash distributions declared per trust unit	$	0.7488
Trust units outstanding		14,905,366
Net income	$	7,565
Total revenues	$	21,136
Income per trust unit (whole dollars)	$	0.5075

Summary of Quarterly Results

	83-day Period Ended June 30, 2004	Three Months Ended September 30, 2004	Three Months Ended December 31, 2004
Total revenues	$ 6,543	$ 6,714	$ 7,878
Net income	$ 2,711	$ 2,694	$ 2,160
Income per trust unit (whole dollars)	$ 0.18	$ 0.18	$ 0.15

The variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004 compared with the two prior periods.

SEGMENTED INFORMATION

RESULTS OF DISTRICT ENERGY SYSTEMS

Comparative of District Energy Systems	275-Day Period Ended December 31, 2003	267-Day Period Ended December 31, 2004
Revenues		
Energy sales	$ 9,959	$ 10,466
Fuel and other fees	1,290	1,267
Interest income	205	11
	$ 11,454	$ 11,744
Expenses		
Operating and maintenance	$ 7,568	$ 7,775
Management and administration	771	758
Depreciation and amortization	788	979
	$ 9,127	$ 9,512
Earnings before interest and taxes	**$ 2,327**	**$ 2,232**

Production

The District Energy Systems sold approximately 146,000 MWh of thermal and electric power production in the 275-day period ended December 31, 2004 as compared to 143,000 MWh in the 275-day period ended December 31, 2003.

Revenue

Sales revenue from the District Energy Systems of $11,744 for the 267-day period ended December 31, 2004 and $4,814 for the three-month period then ended were both higher than expected based on management's assumptions used in the Financial Forecast. Sales revenue for the District Energy Systems were $11,288 for the 275-day period ended December 31, 2003 and $4,137 for the three-month period then ended. These results were driven by increased sales volumes and higher energy pricing spreads, mainly at the PEI System. District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component providing the District Energy Systems with the ability to pass through the majority of its energy costs to its customers. As a result, revenue can increase or decrease depending on changes in fuel prices. However, due to the structure of the contractual arrangements, such changes typically do not have a material effect on the District Energy System's operating cash flows.

Total Expenses

Operating and maintenance expenses were entirely comprised of District Energy Systems' costs and were slightly higher than management's expectations in all periods presented. The higher expenses did not negatively impact margins as they were offset by higher revenues.

RESULTS OF COUNTRYSIDE CANADA POWER INC.

Revenue

Interest income on loans to USEB, as expected, was $8,556 for the 267-day period and $2,917 for the three-month period ended December 31, 2004 based on a fixed interest rate of 11.0% per annum on an initial loan balance of $107,000. The USEB loan pays principal and interest monthly. As at the end of December 31, 2004, the Fund had also received $1,211 in principal amortization on the loan receivable from USEB during the 267-day period.

Additional revenue was earned from the Fund's investment in the USEB convertible royalty interest, which totaled $410 in the 267-day period and nil for the three-month period ended December 31, 2004. This was due to decreased USEB revenue resulting from retroactive rate reductions related to 2004 rates at three USEB Illinois projects. These results were below management expectations but not considered material to cash flow.

Total Expenses

Management and administrative expenses were on target with management's expectations for the 267-day period ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. In addition, it has $3,035 of cash on hand, including $2,400 in a holdback account. The Fund also has a three-year $35,000 credit facility from a syndicate of banks ("Credit Facility") of which $5,000 is currently unutilized. The Credit Facility is available for working capital purposes, including financing new growth and the expansion of existing facilities.

Cash flow from operating activities was $8,708 for the 267-day period ended December 31, 2004 and $2,967 for the three-month period then ended.

Cash used in investing activities was $135,453 for the 267-day period ended December 31, 2004, almost entirely due to the investments in USEB and the District Energy Systems. Cash used in investing activities of $588 for the three-month period ended December 31, 2004 included capital expenditures, offset by the planned principal repayment of the USEB loans. Of the capital expenditures, on a year-to-date basis, $253 were operations related capital expenditures, and $1,447 were related to expansion projects in London and PEI (as described in the District Energy Facilities - Outlook - Expansion Projects section below). Other capital additions include tangible asset purchases related to the Fund's start up of approximately $99.

In addition to the completion of the PEI expansion project underway at the time of the acquisition of the District Energy Systems, the District Energy Systems invested over $1,000 in the latter half of calendar 2004 in new expansions (as outlined in the District Energy Facilities - Outlook - Expansion Projects section below). The completion of the PEI expansion project was contemplated at the time of the Initial Offering and proceeds were set aside in cash and cash equivalents for this purpose, while the new investments were funded from working capital.

Cash provided by financing activities can be categorized between activities related to the initial formation of the Fund and separately the ongoing financing activities of the Fund. In the 267-day period, the Fund raised net proceeds from the Initial Offering of $136,350 and $30,400 from the Credit Facility. This Credit Facility was paid down by $400 in the three-month period ended December 31, 2004 to more effectively manage the Fund's interest rate spread on cash held vs. cash borrowed. In the initial formation of the Fund, the proceeds from the new Credit Facility were principally used to repay the existing loans previously issued by the District Energy Systems, while the proceeds of the Initial Offering were principally used to make the investments in USEB and acquire District Energy Systems. The ongoing financing activities in both the 267-day and three-month period ended December 31, 2004 consist of payments of distributions to Unitholders, the pay down of the Credit Facility and repayment of the capital lease obligation.

		Payments Due by Period			
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*	*4 – 5 years*	*After 5 years*
Long-term Debt	$ 30,000	$ -	$ 30,000	$ -	$ -
Capital Lease Obligations	246	42	84	84	35
Operating Leases	329	85	156	88	-
Total Contractual Obligations	**$30,575**	**$ 127**	**$ 30,240**	**$ 172**	**$ 35**

The Fund expects to be able to renew or refinance its Credit Facility when it comes due.

OFF BALANCE SHEET ARRANGEMENTS

Guarantee

As of April 8, 2004, Countryside Canada Power Inc. ("Countryside Canada"), a direct subsidiary of the Fund, delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting USE Canada Holdings' (an indirect subsidiary of the Fund) future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on 10 days' notice to WPS.

FINANCIAL INSTRUMENTS

Interest Rate Swap

One of the Fund's indirect subsidiaries has entered into an interest rate swap agreement to fix the floating interest rate paid on $30,000 of its long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum. The stamping fee schedule now in place is tied to a leverage ratio (as defined in the loan agreement governing the Fund's Credit Facility). The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. The swap maturity coincides with the maturity of the Credit Facility on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars. The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange risk of the Fund. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans. The Fund's interest in royalties paid with respect to its US $6,000 investment in the USEB convertible royalty interest ("USEB Royalty") are US dollar denominated. The Fund has not hedged the foreign exchange risk with respect to these payments as they represent less than 2% of the fiscal 2004 revenues of the Fund.

RISKS AND UNCERTAINTIES

Risks Related to Operations

USEB's Renewable Projects' ability to generate and deliver to its customers electricity and biogas (as applicable) on a daily basis and at certain expected levels is the main factor in determining the cash available for payments by USEB to Countryside Canada under the USEB Loan and the USEB Royalty. Similarly the District Energy facilities' ability to deliver steam, hot water and chilled water to its customers is the main factor for determining the cash available for distribution to unitholders from such facilities. If operations are interrupted at these facilities due to mechanical failure or for other reasons, it could have a negative effect on distributable cash to unitholders.

The amount of energy produced by USEB's Renewable Projects also depends on the extraction and availability of biogas from public and privately owned landfills. The quantity of biogas available is determined by numerous factors which are beyond the control of USEB and which cannot be predicted with certainty. Likewise, the amount of energy generated by the PEI System is dependent on the availability of a suitable supply of wood waste and municipal solid waste which may be subject to adverse change for reasons beyond the control of the Fund. USEB's Renewable Projects and the Fund's District Energy facilities could be adversely affected by interruptions in fuel supplies.

Electricity Pricing

While a majority of the off-takers of USEB's Renewable Projects facilities are contractually obligated to purchase electricity under long-term PPAs, those projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, USEB will be required to either re-negotiate with existing off-takers, negotiate new PPAs with new off-takers, or sell electricity into the electricity wholesale market or spot market, in which case the prices for electricity will depend on prevailing market conditions. Similarly, when the renewable power facilities located in Illinois are no longer eligible to receive incentives under the Illinois Public Utilities Act, it is expected that the projects will seek to negotiate new contracts in the wholesale and green power markets based on rates prevailing in those power markets at the time. Further, the Gross Price which USEB's Illinois-based Renewable Projects receive is equal to the average amount per kWh paid by the local government entities in the project's respective jurisdiction and, therefore, may be subject to change. Future prices and rates cannot be predicted with certainty and will inevitably deviate from forecasts and such deviation may be material. Significant declines in prices and rates would be expected to have a material adverse impact on USEB.

Foreign Currency Fluctuations

Approximately 42% of the Fund's revenue in 2004 was from U.S. dollar-based investments, whereas a majority of the Fund's costs and its financial obligations to its lenders and unitholders are denominated in Canadian dollars. The USEB Loan is denominated in Canadian dollars, requiring USEB to make payments on the USEB Loan in Canadian dollars. Because USEB will be exposed to currency exchange rate risk, the loan documents require USEB to enter into currency hedge agreements during the entire term of the loan to mitigate the risk posed by the currency transaction risk into Canadian dollars.
To the extent that USEB's ability to satisfy its obligations under the USEB Loan is affected by an unfavourable exchange rate or an inability to maintain hedging arrangements in the future, the Fund's ability to pay cash distributions to unitholders may also be affected. The Fund has exposure to U.S. dollar exchange risk related to any income received from the USEB Royalty, which represented 2% of total Fund revenues in fiscal 2004.

Interest Rate and Debt Repayment Risk

At present, the Fund's Credit Facility bears interest at a variable rate based on short-term Canadian Banker's Acceptances. An increase in short-term interest rates, if unhedged, could affect the Fund's ability to pay interest on outstanding balances under the Credit Facility and distributions to unitholders. To mitigate this interest rate risk, the Fund has entered into interest rate hedging agreements, which sets the base interest rate at a fixed coupon for the entire balance and term of the loan. With regard to debt repayment risk, there can be no assurance that the Fund will have sufficient capital or be successful in refinancing the Credit Facility when it matures.

Tax Risk

There is no guarantee that Canadian or U.S. tax legislation and treatment of mutual fund trusts will not change in such a way as to adversely affect distributions to unitholders. For example, if U.S. tax legislation were to change adversely or U.S. tax authorities to challenge how USEB treats certain tax deductions when calculating its taxable income, the payments received by the Fund's Canadian subsidiaries from USEB could be reduced.

Regulatory and Legislative Risk

The Fund's district energy facilities and USEB's Renewable Projects must be licensed to comply with energy, operational, environmental, and safety statutes, standards, orders and regulations enacted by legislative bodies and imposed by regulatory bodies. Although the Fund believes that its district energy facilities and that USEB's facilities are in compliance in all material respects with such statutes, permits, standards, orders and regulations, failure to operate the facilities in compliance with such statutes, permits standards, orders and regulations may require temporary or permanent cessation of operations of the facilities and may expose owners and operators to claims and clean-up costs. Any new law or regulation could require significant new expenditures to achieve or maintain compliance.

Certain of USEB's Renewable Projects, which generate and sell electric power to their respective local utilities in the wholesale market obtain certain benefits and exemptions because of their Qualifying Facility status ("QF Status") under PURPA and in the case of the Renewable Projects in Illinois, because each is a Qualified Solid Waste Energy Facility ("QSW Status") under the Illinois Public Utilities Act. If any facility were to lose its QF or QSWEF status, the facility would no longer be entitled to the exemptions and benefits thereof and may be required to cease selling electricity at the rates set forth in the existing PPAs. Under certain circumstances, loss of QF Status on a retroactive basis could lead to, among other things, claims by the utility customers for a refund of payments already made. Further, such facilities may lose all or some of such benefits if PURPA or the Illinois Public Utilities Act (or the regulations or orders promulgated there under) were repealed or modified or if any court or regulatory body adopted a new interpretation of such statute, regulation or order. From time-to-time, legislation modifying the Illinois Public Utilities Act has been proposed. If certain of the introduced legislation had been enacted in its proposed form, it would reasonably be expected to have a material adverse effect on the QSWEFS. To date such legislation has not been enacted, however, there can be no assurance that such legislation will not be enacted in the future. Any of these events could have a material adverse effect on USEB's ability to make payments to the Fund's Canadian subsidiary under the USEB Loan or USEB Royalty.

Reliance on Third Parties

The Fund is reliant upon USEB with respect to the administration and operations management of the USEB Renewable Projects.

For a more detailed discussion of risk factors, reference should be made to the Prospectus pages 103 to 116 which are incorporated by reference.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. has entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. shall be paid an annual fee of U.S. $430 from an indirect subsidiary of Cinergy and USEY.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires us to make estimates and judgments as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Fund's financial statements. We believe the following critical accounting estimate involves the more significant estimates and judgments used in the preparation of our financial statements:

Customer relationships

Customer relationships were recorded to account for the proportion of the proceeds from the purchase of the District Energy Systems that exceeded the book value of the existing assets. The fair value of the customer relationships balance is being amortized over 21 years on a straight-line basis. Management has used judgment and estimates in determining the appropriate amortization period giving consideration to both the historical performance of customer renewals and the useful life of the energy service agreements in place at the time of the acquisition of the District Energy Systems by the Fund.

USEB Loan Receivable

The Fund receives interest income and principal repayments in connection with their loan to USEB. Management of the Fund continually monitors the future expectations of cash receipts from the loan and the value of the outstanding principal by assessing USEB's cash flow generating capability and reviewing major cash flow factors such as production volume, operating costs and maintenance expenses. Consideration is given as to whether a decline in recent or future cash flow is regarded as continuing for an extended period of time or is temporary. Should cash flow be insufficient to service the loan obligation and the deficiency is regarded as permanent, the loan is considered impaired and a charge for impairment must be recognized. The charge taken will represent the reduced loan principal required to ensure that loan obligations can be met. It is the view of management of the Fund that there has been no impairment in these loans in 2004.

DISTRICT ENERGY FACILITIES - OUTLOOK

Expansion Projects

During 2004, the PEI System signed an agreement to supply district heating services to a new customer, which required the construction of underground service lines. In addition, the London System has substantially completed an upgrade project that is expected to create significant efficiencies and reduce fuel consumption. The total cost of these projects was approximately $1,000 and was funded from working capital.

The PEI improvement project was completed in October 2004, and the London improvement project was substantially completed and became operational in February 2005. These two projects together are estimated to provide additional cash flow in the range of $300-$500 per year.

THE FUND

Outlook

We are committed to growing the Fund through accretive investments. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure from a financial and operational standpoint, with a view to increasing unitholder value and growing distributions.

MANAGEMENT'S

Responsibility Report

The accompanying consolidated financial statements of Countryside Power Income Fund were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. Financial information respecting Countryside Power Income Fund appearing throughout this Annual Report is consistent with these consolidated financial statements.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

The Board of Trustees oversees management's responsibilities for financial reporting through a Joint Audit Committee of the Fund and Countryside Canada Power Inc. This Joint Committee reviews the consolidated financial statements of the Fund, approves them and recommends them to the Board for approval.

Ernst & Young, independent auditors appointed by the Board of Trustees, upon the recommendation of the Audit Committee have performed an independent audit of the consolidated financial statements, and their report follows. The Fund's auditors have full and unrestricted access to the Joint Audit Committee to discuss their audit and related findings.

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside U.S. Power Inc.

Auditors' Report

To the Unitholders of Countryside Power Income Fund

We have audited the consolidated balance sheet of Countryside Power Income Fund as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period from February 16, 2004 to December 31, 2004. These financial statements are the responsibility of management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and the results of its operations and its cash flows for the period from February 16, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada,
March 18, 2005.

⋗ CONSOLIDATED BALANCE SHEET

as at December 31, 2004 (thousands of Canadian dollars)

ASSETS

Current assets		
Cash	$	635
Holdback account [note 7]		2,400
Accounts receivable		3,429
Inventories [note 4]		1,054
Prepaid expenses		170
Current portion of loans receivable from U.S. Energy Biogas Corp. [note 5]		1,828
Total current assets	**$**	**9,516**
Loans receivable from U.S. Energy Biogas Corp. [note 5]	$	103,961
Royalty interest in U.S. Energy Biogas Corp. [note 6]		7,588
Other assets [notes 3 & 8]		1,780
Property, plant and equipment, net [note 9]		30,663
Customer relationships, net [note 3]		12,609
Total assets	**$**	**166,117**

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued liabilities [note 10]	$	1,630
Distributions payable [note 17]		1,27[illegible]
Total current liabilities	**$**	**2,904**
Long-term debt [note 12]	$	30,000
Capital lease obligation [note 10]		177
Future income tax liability [note 11]		282
Total liabilities	**$**	**33,363**

Commitments [note 15]

Unitholders' equity		
Trust Units [notes 3 & 13]	$	136,350
Deficit		(3,596)
Total unitholders' equity	**$**	**132,754**
Total liabilities and unitholders' equity	**$**	**166,117**

See accompanying notes.

Approved on behalf of Countryside Power Income Fund

Göran Mörnhed
President and Chief Executive Officer
Countryside U.S. Power Inc.

Edward M. Campana
Executive Vice-President and Chief Financial Officer
Countryside U.S. Power Inc.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

(thousands of Canadian dollars, except per Trust Unit amounts)

		For the period from February 16, 2004 to December 31, 2004
Revenues		
Energy sales	$	10,466
Fuel and other fees		1,679
Interest income on loans to U.S. Energy Biogas Corp. [note 5]		8,556
Income from U.S. Energy Biogas Corp. royalty interest [note 6]		410
Other income		25
	$	21,136
Expenses		
Operating and maintenance	$	7,775
Management and administration		2,053
Depreciation and amortization		1,986
	$	11,814
Operating income	**$**	**9,322**
Interest expense [note 12]	$	1,181
Unrealized loss on interest rate swap [note 12]		60
	$	1,241
Income before provision for income taxes	**$**	**8,081**
Provision for income taxes [note 11]		
Current	$	10
Future		506
	$	516
Net income for the period	**$**	**7,565**
Deficit, beginning of period	$	-
Distributions declared to Unitholders		(11,161)
Deficit, end of period	**$**	**(3,596)**
Net income per Trust Unit	**$**	**0.51**

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of Canadian dollars)

		For the period from February 16, 2004 to December 31, 2004
OPERATING ACTIVITIES		
Net income for the period	$	7,565
Add items not involving cash		
Depreciation and amortization		1,986
Unrealized loss on interest rate swap [note 12]		60
Provision for future income taxes [note 11]		506
	$	10,117
Net change in non-cash working capital balances related to operations		(1,409)
Cash provided by operating activities	**$**	**8,708**
INVESTING ACTIVITIES		
Acquisition of loans and funding of advances to U.S. Energy Biogas Corp. [note 3]	$	(107,000)
Acquisition of U.S. Energy Biogas Corp. royalty interest [note 3]		(7,884)
Acquisition of USE Canada Holdings Corp. [note 3]		(16,241)
Funding of holdback account		(2,400)
Repayment of loans receivable from U.S. Energy Biogas Corp. [note 5]		1,211
Origination fee on loans to U.S. Energy Biogas Corp. [note 3]		(1,340)
Purchase of capital assets		(1,799)
Cash used in investing activities	**$**	**(135,453)**
FINANCING ACTIVITIES		
Issuance of Trust Units [note 3]	$	149,054
Expenses of Initial Offering [note 3]		(12,704)
Repayment of loan to U.S. Energy Systems Inc. [note 3]		(2,396)
Repayment of USE Canada Energy Corp. credit facility [note 3]		(25,989)
Proceeds from New Credit Facility [note 3]		30,400
Repayment of New Credit Facility		(400)
Deferred financing charges on New Credit Facility [note 3]		(675)
Repayment of obligations under capital lease [note 10]		(23)
Distributions to Unitholders [note 17]		(9,887)
Cash provided by financing activities	**$**	**127,380**
Net increase in cash during the period	**$**	**635**
Cash, beginning of period		-
Cash, end of period	**$**	**635**
Supplemental cash flow information		
Interest paid	$	1,156
Income taxes paid	$	42

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from February 16, 2004 to December 31, 2004

(All amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated)

NOTE 1 - DESCRIPTION OF BUSINESS

Countryside Power Income Fund (the "Fund") is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario on February 16, 2004. The Declaration of Trust was amended and restated on April 8, 2004, the date of the initial public offering of Trust Units of the Fund. The Fund owns 100% of Countryside Canada Power Inc. ("Countryside Canada").

The Fund was established to fund, through Countryside Canada, the acquisition of USE Canada Holdings Corp. ("USE Canada Holdings") consisting of the district energy systems located in Charlottetown, Prince Edward Island (the "PEI System") and London, Ontario, (the "London System"), (collectively the "District Energy Systems"), the acquisition and amendment of existing loans to U.S. Energy Biogas Corp. ("USEB"), the funding of additional advances to USEB (collectively, the "USEB Loans") and the acquisition of a convertible royalty interest in USEB (the "USEB Royalty Interest").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

The consolidated financial statements of the Fund include the accounts of its wholly-owned subsidiary, Countryside Canada, and the accounts of Countryside Canada's direct and indirect subsidiary entities including Countryside U.S. Power Inc. ("Countryside U.S."), Countryside Canada Acquisition Inc. ("Countryside Acquisition"), USE Canada Holdings and USE Canada Energy Corp. ("USE Canada"). All inter-entity transactions and balances have been eliminated on consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents comprise only highly liquid investments with original maturities of 90 days or less and are recorded at cost, which approximates market value.

(d) Holdback Account

The balance in this account consists of highly liquid investments with original maturities of one year or less, and is recorded at cost, which approximates market value [note 7].

(e) Inventories

Inventories of spare and replacement parts and supplies are valued at the lower of cost, on a first-in, first-out basis, and net replacement value. Fuel, consisting primarily of natural gas, wood chips and oil, is carried at the lower of cost, as determined on a weighted average basis, or net realizable value.

(f) Royalty Interest in U.S. Energy Biogas Corp.

The Royalty Interest in USEB is being amortized on a straight-line basis over 20 years [note 6].

(g) Capital Assets

Capital assets are accounted for at their acquisition cost. Improvements that increase or prolong the service life or capacity of an asset are capitalized. Maintenance and repair costs are expensed as incurred. The cost of the capital assets, less estimated residual value, is depreciated and amortized on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	30 years
Equipment	
Plant and distribution	15 - 35 years
Computers	3 - 5 years
Office	3 - 5 years
Vehicles	5 years
Equipment under capital lease	20 years

Assets included in construction in progress are not amortized until the installation of the assets is complete and the assets have entered into commercial operation.

(h) Customer Relationships

The fair value at the date of acquisition of the District Energy Systems' customer relationships is being amortized on a straight-line basis over 21 years [note 3].

(i) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the period end. Revenues and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statement of income and deficit.

(j) Financial Instruments

The Fund uses an interest rate swap contract to manage interest rate risk. Payments and receipts under the interest rate swap contract are recognized as adjustments to interest expense on an accrual basis. Any resulting carrying amounts are included in other assets in the case of favourable contracts and accounts payable and accrued liabilities in the case of unfavourable contracts. The Fund does not engage in trading or other speculative activities with respect to derivative financial instruments. The fair value of derivative financial instruments reflects the estimated amount that the Fund would have been required to pay if forced to settle all unfavourable contracts or the amount that would be received if forced to settle all favourable contracts at year end. The fair value represents a point-in-time estimate that may not be relevant in predicting the Fund's future earnings or cash flows.

Unrealized gains and losses on interest rate swaps are reported as a component of consolidated interest expense.

The Fund is exposed to credit risk in the event of non-performance by its counterparties. However, the Fund does not anticipate non-performance, as the counterparty has an investment grade credit rating from Standard and Poor's of A+.

(k) Deferred Financing Charges

Deferred financing charges represent fees incurred related to bank financing and are being amortized on a straight-line basis over the life of the credit facility [note 3].

(l) Loan Origination Fees

Loan origination fees represent costs incurred related to the USEB Loans (as defined in the USEB Loan Agreement). These costs are being amortized on a straight-line basis over 15 years [note 5].

(m) Revenue Recognition

Revenue derived from the sale of energy in the form of steam, hot water and chilled water is recognized on the accrual basis upon delivery at rates pursuant to the relevant energy service agreements ("ESAs") with the purchasing customers. In addition to the sale of energy under the ESAs, the Fund receives from the purchasing customers monthly capacity payments that are fixed and are not dependent upon the amount of energy delivered to its customers. This revenue is recognized as earned on a monthly basis. Income earned from receipt of waste fuel for the PEI System is based on long-term contracts and is recognized upon receipt of the waste fuel at the PEI System. Income from the USEB Loans and the USEB Royalty Interest is recognized as earned.

(n) Income Taxes

Under the terms of the Income Tax Act (Canada), the Fund will not be subject to income taxes to the extent that its taxable income and taxable capital gains are paid or payable to Unitholders. In addition, as the Fund is contractually committed to distribute to Unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable to the Fund, the Fund intends to continue not to be subject to income taxes and accordingly, no provision for current income taxes for the Fund is made. The Fund is not subject to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3465. Distributions may however be taxable in the hands of Unitholders.

Each of the Fund's subsidiaries are subject to corporate income and capital taxes as computed under the Income Tax Act (Canada) and relevant provincial tax legislation and to CICA Handbook Section 3465. Future income taxes and liabilities are recognized for the future income tax consequences attributable to differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of tax losses available to be carried forward to future years that are likely to be realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(o) Net Income per Trust Unit

Net income per Trust Unit is based on the consolidated net income for the period, divided by the weighted average number of Trust Units outstanding during the period from April 8, 2004 to December 31, 2004, and was 14,905,366. For the purposes of the weighted average number of Trust Units calculation, Trust Units are determined to be outstanding from the date they are issued.

(p) Unitholders' Equity

Costs incurred in connection with the issuance of Trust Units are deducted from the proceeds received.

NOTE 3 - FORMATION OF THE FUND

On April 8, 2004, the Fund issued 14,905,366 Trust Units in an initial public offering (the "Initial Offering") at a price of $10.00 per Unit for net proceeds of $136,350 after deducting underwriters' fees of $8,198 and estimated net expenses related to the offering of $4,506. The net expenses have been adjusted to reflect the reimbursement by USEB of $9,340 of costs associated with the equity financing by the Fund.

The Fund also received $30,400 representing the proceeds of a new long-term debt facility ("New Credit Facility") through Countryside Acquisition and paid deferred financing fees of $675 related to the New Credit Facility. One of the Fund's subsidiaries entered into an interest rate swap agreement to fix the floating interest rate paid on these amounts borrowed under the New Credit Facility for three years at a rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum.

The net proceeds of the Initial Offering, and the New Credit Facility, were used by the Fund, directly or indirectly through its wholly-owned subsidiaries, for the following purposes:

	Amount $
[i] Acquisition of USE Canada Holdings from U.S. Energy Systems, Inc. ["USEY"]	17,635
[ii] Repayment of existing long-term debt of a subsidiary of USE Canada Holdings and associated interest rate swap	25,989
[iii] Acquisition and amendment of existing loans to USEB and the funding of additional advances to USEB	107,000
[iv] Acquisition of the USEB Royalty Interest [U.S. $6,000]	7,884
[v] Funding of the Holdback account and funding of working capital	2,400
[vi] Repayment of due to parent company	2,396
[vii] Payment of loan origination fees on USEB loans	1,340
	164,644

The acquisition of USE Canada Holdings, which includes the District Energy Systems, from USEY for approximately $17,635 pursuant to a purchase and sale agreement is accounted for using the purchase method. The purchase price was satisfied through cash consideration of approximately $17,635. The purchase price has been allocated as follows:

	Amount $
Working capital, including cash of $1,394	2,393
Capital assets	29,851
Customer relationships	13,076
Future income tax asset	22[illegible]
Other long-term liabilities	(4,682)
Long-term debt	(23,227)
	17,635

Other long-term liabilities includes $2,085 of fees associated with the early termination of the interest rate swap on the long-term debt that existed in a subsidiary of USE Canada Holdings prior to the acquisition by the Fund. Subsequent to the acquisition of USE Canada Holdings, the due to parent company balance of $2,396 was repaid to USEY.

NOTE 4 - INVENTORIES

Inventories consist of the following:

	December 31, 2004 $
Spare parts	778
Fuel	276
	1,054

NOTE 5 - LOANS RECEIVABLE FROM U.S. ENERGY BIOGAS CORP.

The interest rate on the USEB Loans is 11.0% per annum with a maturity date of April 8, 2019, subject to mandatory prepayment provisions and prepayment at the election of the lender after 10 years. Approximately 56% of the aggregate principal amount of the USEB Loans will amortize over the term of the USEB Loans, gradually increasing from 1.6% of the aggregate principal amount in the first year to 7.3% in the 15th year. Interest on the USEB Loans is accrued and principal and interest is paid monthly in Canadian dollars. The USEB Loans are collateralized by all the assets of USEB.

Principal repayments over the next five years and thereafter are as follows:

	Principal $
2005	1,828
2006	2,040
2007	2,276
2008	2,539
2009	2,833
Thereafter	94,273
	105,789
Less current portion	1,828
Long-term portion	**103,961**

NOTE 6 - ROYALTY INTEREST IN U.S. ENERGY BIOGAS CORP.

The Fund, through Countryside Canada, acquired a convertible royalty interest in USEB for U.S. $6,000 ($7,884) at closing of the Initial Offering. For each fiscal quarter prior to that in which the USEB Royalty Interest becomes convertible, the amount of the royalty payable to Countryside Canada will be 7% of USEB Distributable Cash Flow plus an additional percentage of USEB Distributable Cash Flow equal to 1.8% of USEB Revenues (both as defined in the USEB Royalty Agreement). The royalty payment is subject to a distribution cap such that no royalties may be paid unless, at the time of such payment, 104.09% of such amount is paid to holders of the USEB common stock, which are currently USEY and Cinergy Energy Solutions, Inc. ("Cinergy").

After the USEB Royalty Interest becomes convertible, but remains unconverted, Countryside Canada will be entitled to receive royalties equal to 49% of the USEB Distributable Cash Flow. The USEB Royalty Interest is convertible at any time in the event of the prepayment in full of the USEB Loans, or on or after the 20th anniversary of the closing of the Initial Offering into non-voting common shares of USEB, representing 49% of the number of common shares of USEB outstanding at the time of conversion. Upon conversion of the USEB Royalty Interest, Countryside Canada's right to receive royalties will terminate.

The USEB Royalty is payable quarterly, in arrears.

NOTE 7 - HOLDBACK ACCOUNT

The Holdback account may be used to finance working capital needs and to pay distributions toUnitholders when appropriate. As at December 31, 2004 there was $2,400 in this account.

NOTE 8 - OTHER ASSETS

Other assets consist of the following:

	December 31, 2004 $
Loan origination fees	1,273
Deferred financing fees	506
Other	1
	1,780

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31, 2004	
	Cost	*Accumulated depreciation*
	$	**$**
Land	339	-
Buildings	2,648	76
Equipment		
Plant and distribution	27,269	819
Computers	65	32
Office	87	4
Vehicles	102	47
Construction in process	904	-
Equipment under capital lease	236	9
	31,650	987
Net book value	**30,663**	

NOTE 10 - CAPITAL LEASE OBLIGATION

The Fund, through one of its indirect subsidiaries, has entered into a lease agreement for a chiller with a lease term to 2010. The future minimum annual rental payments under the lease are as follows:

2005	42
2006	42
2007	42
2008	42
2009	42
Thereafter	36
	246
Less amount representing interest of 6%	39
	207
Less current portion included in accounts payable and accrued liabilities	30
	177

NOTE 11 - INCOME TAXES

The income tax expense consists of the following:

	For the period from February 16, 2004 to December 31, 2004
	$
Current	10
Future	506
Provision for income taxes	**51[illegible]**

The future income tax liability consists of the following:

	December 31, 2004 $
Future income tax asset	
Losses available for carry forward	3,302
Excess of undepreciated capital cost over net book value	306
Loss on interest rate swap	18
Future income tax liability	
Customer relationships	(3,908)
Net future income tax liability	**(282)**

The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory tax rates as a result of the following:

	For the period from February 16, 2004 to December 31, 2004 $
Consolidated income before provision for income taxes	8,081
Income not subject to tax accounting	10,114
Loss before income taxes	(2,033)
Combined federal and provincial income taxes at statutory rate of 37% [2003 - 39%]	(751)
Manufacturing and processing deduction	(132)
Losses not benefited	1,389
Other	10
Provision for income taxes	**516**

At December 31, 2004, the Fund has non-capital losses available for carry forward of approximately $26,315 to reduce future taxable income. The tax benefit in respect of approximately $15,663 of these losses has not been recognized in the accounts of the Fund as at December 31, 2004. These losses expire starting in the year 2006.

The Fund loaned $107,000 to USEB, and has been advised by U.S. tax counsel that interest paid by USEB on the USEB Loans should be deductible by USEB for U.S. federal income tax purposes and that the interest should not be subject to any U.S. withholding tax. The consolidated financial statements of the Fund reflect this opinion. However, there is a risk that the Internal Revenue Service ("IRS") could successfully challenge such treatment, resulting in some or all of the interest on the USEB Loans being non-deductible by USEB and some or all of such interest being subject to U.S. withholding tax at rates of 10% to 30%. As a result, the amount of funds available for distribution to Unitholders could be reduced.

Although management believes that it is unlikely that the IRS would be successful, the application of withholding tax could result in the Fund incurring a liability for taxes. If the Fund were to become liable to pay or remit any withholding tax, other than a withholding tax arising from a disposition of the USEB Loans by the Fund, USEB will be required to increase the amount of interest paid to the Fund with respect to the USEB Loans such that, after such withholding tax, the Fund will receive the same amount that it would have received in the absence of such withholding tax.

In addition to the foregoing, and in common with other complex international business structures, the Fund is subject to various additional uncertainties concerning the interpretation and application of Canadian and U.S. tax laws. If tax authorities disagreed with the Fund's application of tax laws, the Fund's profitability and cash flows could be adversely affected.

NOTE 12 - BANK CREDIT FACILITY

Countryside Acquisition entered into the New Credit Facility which consists of a revolving term credit facility split equally with two Canadian chartered banks for up to $35,000 for three years. Advances under the New Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian Prime Rate or Bankers' Acceptances and U.S. dollar advances will be based on either U.S. Base Rate or LIBOR. A premium on the respective base rate will be applied dependent upon certain debt coverage ratios being achieved by Countryside Acquisition. The portion of the New Credit Facility which has not been drawn attracts a standby fee dependent upon certain debt coverage ratios being achieved by Countryside Canada.

As at December 31, 2004, $30,000 was drawn on the New Credit Facility, in the form of Bankers' Acceptances at 2.57% plus a stamping fee of 2.00%. At December 31, 2004, $5,000 was not drawn, and was subject to a standby fee of 0.50% per annum.

Countryside Acquisition has entered into an interest rate swap agreement to fix the floating interest rate paid on its long-term debt at a current rate of 3.22% plus a stamping fee of 2% which brings the current effective rate to 5.22% per annum. The stamping fee schedule now in place is tied to a leverage ratio (as defined in the loan agreement governing the Fund's long-term debt). The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. The swap maturity coincides with the maturity of the New Credit Facility on April 8, 2007. The notional amount of the swap is $30,000 and payments are due every three months.

As at December 31, 2004, the fair value of the swap agreement was $60 unfavourable which has been recorded as an unrealized loss in the consolidated statement of income and deficit.

Amounts drawn under the New Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by USE Canada Holdings and USE Canada and (iii) a guarantee and general security agreement by Countryside Canada.

At December 31, 2004, the fair value of the amount drawn on the New Credit Facility approximated its carrying value.

NOTE 13 - TRUST UNITS

The Declaration of Trust provides that an unlimited number of Trust Units may be issued. Each Trust Unit represents an equal undivided beneficial interest in any distribution from the Fund and in any net assets of the Fund in the event of termination or wind-up. All Trust Units are of the same class with equal rights and privileges.

The Trust Units are redeemable at the holder's option at an amount equal to the lesser of: (a) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10-trading day period ending on the date on which the Trust Units were surrendered for redemption (the "Redemption Date"); and (b) 100% of the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date. Redemptions are subject to a maximum of $50 in cash redemptions in any particular month.

	Number of Units	*Amount*
Trust Units outstanding as of December 31, 2004	14,905,366	$136,350

NOTE 14 - CONCENTRATION OF CUSTOMER CREDIT RISK

The Fund is dependent upon the operations and assets of USEB through the USEB Loans and the USEB Royalty Interest.

NOTE 15 - COMMITMENTS

As of April 8, 2004, Countryside Canada delivered a performance guarantee in favour of WPS Energy Services, Inc. ("WPS") respecting USE Canada Holding's future obligations to WPS under the Master Natural Gas Sales and Purchase Agreement dated December 1, 2001 (the "Purchase Agreement"). All natural gas utilized by the London System is purchased under the Purchase Agreement with WPS. Such guarantee is limited to an aggregate amount of $1,000 and to liabilities incurred prior to December 31, 2005 or such earlier date designated by Countryside Canada on ten days notice to WPS.

Commitments under operating leases at December 31, 2004 are: 2005 - $85; 2006 - $85; 2007 - $71; 2008 - $61; 2009 - $27 and nil thereafter.

NOTE 16 - DEVELOPMENT AGREEMENT WITH CINERGY AND USEY

As of April 8, 2004, Countryside U.S. entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. shall be paid an annual fee of U.S. $430 from an indirect subsidiary of Cinergy and USEY.

The Development Agreement has an initial term of five years and will be automatically renewed for an additional five-year term unless terminated by any party.

NOTE 17 - CASH DISTRIBUTIONS

The monthly distributions per Trust Unit declared by the Trustees were as follows:

April	$ 0.0655	September	$ 0.0854
May	$ 0.0854	October	$ 0.0854
June	$ 0.0854	November	$ 0.0854
July	$ 0.0854	December	$ 0.0855
August	$ 0.0854		

The total distributions per Trust Unit were $0.7488 for the period.

Distributions are declared for Unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

NOTE 18 - SEGMENTED DISCLOSURE

All assets, liabilities and revenues are located in Canada and relate to the District Energy Systems with the exception of the USEB Loans, the interest income on the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue which are earned from entities based in the United States.

Trustees and Officers

UNITHOLDER INFORMATION

Corporate Offices

Head Office
Countryside Power Income Fund
495 Richmond Street, Suite 920
London, Ontario M6A 5A9
Tel 519.435.0298

Executive Offices
Countryside U.S. Power Inc.
One North Lexington Avenue, 15th floor
White Plains, New York 10601
Tel 914.993.5010

countrysidepowerfund.com

Auditors
Ernst & Young LLP
Toronto, Canada

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario M5C 2W9

Investor Relations Firm
BarnesMcInnery Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1
Attention: John Vincic, Executive Vice-President

Stock Exchange Listing
Toronto Stock Exchange (TSX): COU.UN

COUNTRYSIDE
POWER INCOME FUND

CORPORATE OFFICES

Head Office
Countryside Power Income Fund
495 Richmond Street, Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Executive Offices
Countryside U.S. Power Inc.
One North Lexington Avenue, 15th floor
White Plains, New York 10601
Tel 914.993.5010

countrysidepowerfund.com